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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66553

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/13/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FNBB CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Urban Center Drive
(No. and Street)

Birmingham	Alabama	35242
(City)	(State)	(Zip Code)

RECEIVED MAR 1 6 2005 ... PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Monica Jelly — 225-231-5023 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

701 Poydras Street, Suite 3700	New Orleans	Louisiana	70139-3700
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH

I, Monica Jelly, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FNBB Capital Markets, LLC, as of December 31, 2004 and for the period January 13,

2004 through December 31, 2004, are true and correct. I further swear that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

(Notary Public)

FNBB CAPITAL MARKETS, LLC

TABLE OF CONTENTS

This report contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income.
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Stockholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (Not Applicable)
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not Required)
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental report. (Not Required).
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

FNBB CAPITAL MARKETS, LLC
(S.E.C. I.D. No. 66553)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004 AND FOR THE PERIOD JANUARY 13, 2004 THROUGH DECEMBER 31, 2004 INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed as a public document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
FNBB Capital Markets, LLC
Birmingham, Alabama

We have audited the following financial statements of FNBB Capital Markets, LLC (a wholly-owned subsidiary of First National Bankers Bank) (the "Company") as of December 31, 2004 and for the period January 13, 2004 through December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Income (Loss)	4
Statement of Cash Flows	5
Statement of Changes in Member's Equity	6

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the period January 13, 2004 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	9
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934	10

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

March 10, 2005

FNBB CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 30,476
TOTAL ASSETS	$ 30,476

MEMBER'S EQUITY

MEMBER'S EQUITY:	
Contributed capital	$ 60,000
Accumulated deficit	(29,524)
Total member's equity	30,476
TOTAL MEMBER'S EQUITY	$ 30,476

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

STATEMENT OF INCOME (LOSS)
FOR THE PERIOD JANUARY 13, 2004 THROUGH DECEMBER 31, 2004

EXPENSES:	
Consulting fees	$ 23,579
Other expenses	5,945
Total expenses	29,524
INCOME (LOSS) BEFORE INCOME TAXES	(29,524)
INCOME TAXES	-
NET INCOME (LOSS)	$ (29,524)

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 13, 2004 THROUGH DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(29,524)
Net cash used in operating activities	(29,524)
CASH FLOWS FROM FINANCING ACTIVITIES—	
Proceeds from contributed capital	60,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	30,476
CASH AND CASH EQUIVALENTS—Beginning of year	-
CASH AND CASH EQUIVALENTS—End of year	$ 30,476

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD JANUARY 13, 2004 THROUGH DECEMBER 31, 2004

	Contributed Capital	Accumulated Deficit	Total
BALANCE—January 13, 2004	$ -	$ -	$ -
Proceeds from contributed capital	60,000	-	60,000
Net loss	-	(29,524)	(29,524)
BALANCE—December 31, 2004	$ 60,000	$ (29,524)	$ 30,476

See notes to financial statements.

FNBB CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND FOR THE PERIOD JANUARY 13, 2004 THROUGH DECEMBER 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

FNBB Capital Markets, LLC (the "Company") is a wholly owned subsidiary of First National Bankers Bank ("FNBB").

The Company is a National Association of Securities Dealers, Inc. ("NASD") registered broker-dealer. The Company was capitalized on January 13, 2004. The Company received its approval to begin operations on December 10, 2004, however, they did not begin to service brokerage deals until January of 2005. The Company will offer retirement products consisting of mutual funds and variable annuities as a choice of investment to member banks of FNBB.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes—The Company is a limited liability company. It is not subject to income taxes as FNBB reports the Company's income on their return.

2. RELATED PARTY TRANSACTIONS

The Company operates in facilities that are owned by its parent. The parent did not charge rent expense in 2004.

3. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker-dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $5,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2004, the Company had net capital of $10,476, which was $5,476 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $-0- at December 31, 2004.

The Company is required to maintain a blanket fidelity bond, in a form substantially similar to the standard form of Brokers Blanket Bond promulgated by the Surety Association of America, covering officers and employees which provides against loss. The NASD has allowed the Company to use the parent's fidelity bond in the amount of $20,000.

* * * * * *

FNBB CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

	Per Audited Financials
NET CAPITAL:	
Total member's equity	$ 30,476
Less deduction on Fidelity bond	(20,000)
NET CAPITAL	$ 10,476
AGGREGATE INDEBTEDNESS	$ -
Net capital requirement - greater of $5,000 or 6-2/3% of aggregate indebtedness	$ 5,000
Excess net capital	$ 5,476
Ratio: Aggregate indebtedness to net capital	$ -

There are no material reconciling items between the amounts presented above and the amounts reported in the Company's unaudited Focus report as of December 31, 2004. Therefore, no reconciliation of the two computations is necessary.

FNBB CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, LA 70139-3700
USA

Tel: +1 504 581 2727
Fax: +1 504 561 7293
www.deloitte.com

Board of Directors
FNBB Capital Markets, LLC
Birmingham, Alabama

In planning and performing our audit of the financial statements of FNBB Capital Markets, LLC (the Company) as of December 31, 2004 and for the period January 13, 2004 through December 31, 2004 (on which we have issued our report thereon dated March 10, 2005), we considered its internal control including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5g under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

March 10, 2005